HARMONY GOLD MINING COMPANY LIMITED
Randfontein Office Park     P O Box 2, Randfontein, 1760    T +27 11 411 2000         NYSE trading symbol HMY
Cnr Main Reef Road and Ward     Johannesburg, South Africa        F +27 11 692 3879         JSE trading symbol HAR
Avenue, Randfontein, 1759                    W www.harmony.co.za

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
100 F STREET, NE
WASHINGTON, D.C.
20549
FOR ATTENTION:     STEVE LO
SHANNON BUSKIRK
JOHN COLEMAN

RE:             Harmony Gold Mining Company Limited
Form 20-F for Fiscal Year Ended June 30, 2023
Filed October 31, 2023
Comment Letter dated January 19, 2024
February 19, 2024

Ladies and Gentlemen,

Reference is made to the Staff’s comment letter dated January 19, 2024 in respect of the Harmony Gold Mining Company Limited (the "Company" or “Harmony”) Form 20-F for the year ended June 30, 2023. Set forth below is the response to the Staff’s comment, which follows the text of the comment in the Staff letter:

Form 20-F For the Fiscal Year Ended June 30, 2023
Item 16F. Change in Registrant's Certifying Accountant, page 182
1.Please revise to state whether you consulted your new independent principal accountants, Ernst & Young, Inc., during the two most recent fiscal years or any subsequent interim period and provide required disclosures pursuant to Item 16F(a)(2) of Form 20-F.
Response: The Company acknowledges the Staff’s comment regarding consultation with its incoming principal accountants, Ernst & Young, Inc. (“EY”). In considering the disclosure requirements of Item 16F(a)(2) in preparing our Form 20-F for the year ended June 30, 2023, the Company determined that EY was a new independent accountant and accordingly Harmony identified EY and indicated the date of EY’s engagement in our Form 20-F for the year ended June 30, 2023 pursuant to the requirement of Item 16F(a)(2). During the fiscal years ended June 30, 2023 and 2022 and the subsequent interim period through October 31, 2023, Harmony has not consulted with EY, either in writing or orally, regarding any of the matters described in Item 16F(a)(2)(i) or Item 16F(a)(2)(ii) of Form 20-F.
The Company interpreted the additional disclosure requirements pursuant to Item 16F(a)(2)(ii)(A) through (D) as conditional on occurrence of a matter described in item 16F(a)(2)(i) or Item 16F(a)(2)(ii) based on the conditional “if” language in Item 16(F)(a)(2). Given the absence of such matters, Harmony did not provide such additional disclosure; had there been any consultation in the fiscal periods mentioned, the fact would have been disclosed in the Form 20-F and the disclosures required by Item 16F(a)(2)(ii)(A)-(D) would have been provided by Harmony. However, in response to the Staff’s comment, we will provide disclosure regarding the absence of any of the matters described in item 16F(a)(2)(i) or Item 16F(a)(2)(ii) in our Form 20-F for the year ended June 30, 2024.

Directors:    PT Motsepe* (Chairman), KT Nondumo* (Deputy Chairman), M Msimang*, PW Steenkamp (Chief Executive), BP Lekubo (Financial Director),
    HE Mashego (Executive Director), JL Wetton*, VP Pillay*, GR Sibiya*, PL Turner*, B Nqwababa*, M Prinsloo*
        *Non-Executive

Secretary:     SS Mohatla

Registration Number:     1950/038232/06

Item 19. Exhibits
96.12 Technical Report Summary of the Mineral Resources and Mineral Reserves for Tshepong North, Free State Province, South Africa, page 189
2.We note that the gold recovered in your life of mine plan exceeds the gold content disclosed in your mineral reserve table. For example the gold recovered listed in Table 19.4 is 24,789 kg, which is greater than the gold content of 18,731 kg listed in Table 12-4. Please explain these differences. To the extent materials other than reserves have been included in your life of mine plan and cash flow analysis, please tell us the nature of these materials. Only mineral reserves should be included in the cash flow analysis of a preliminary feasibility study or feasibility study, in order to meet the requirements of Item 1302(e)(3) of Regulation S-K, and the definition of a mineral reserve under Item 1300 of Regulation S-K.
Response: The Company acknowledges the Staff’s comment regarding the Mineral Reserves for Tshepong North. The Company confirms that the difference between Table 19.4 Tshepong North Cash Flow and Table 12.4 Summary of Tshepong Mineral Reserve as at June 30, 2023 is the inclusion of Inferred Resources in the Economic Business Plan, also known as Life of Mine (“LoM”). The Company believes this to be appropriate for the reasons set out below.
Harmony has a long-established reporting process whereby Mineral Resources and Reserves are declared in accordance with the Subpart 1300 (17 CFR 229.1300) of Regulation S-K) and technical report summaries are disclosed within the requirements of Item 601(b)(96) (17 CFR 229.601(b)(96)) under Regulation S-K. The purpose is to provide open and transparent disclosure of all material, exploration activities, Mineral Resource and Mineral Reserve information to enable the investor to understand the operations which form part of Harmony’s activities.
Harmony has a consistent track record of converting Inferred Resources to Proven and Probable Reserves. Harmony Gold has extensively mined gold within the Witwatersrand Basin since the 1950s and is a well-established company which has grown its Mineral Resource and Reserve base through exploration and acquisitions. Harmony has demonstrated the ability to turn marginal mines into profitable entities and thereby extending the LoM for various mines within the Witwatersrand. The success is due to a well embedded understanding of the orebody supported by extensive brownfield and greenfield exploration strategies. Additional confidence in the existence and commercial viability of the gold bearing reefs is obtained from the fact that the Harmony operations have been mined over many years where continuations of the same gold bearing reefs are exploited.
Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade are estimated on the basis of limited geological information. In specific cases, Inferred Mineral Resources which are in close proximity to the Mineral Reserve blocks are included in the Life of Mine plan (LoM Plan) economic assessment however are not included in the Mineral Reserve due to their Mineral Resource classification. Should the Competent Person have confidence that the Inferred Mineral Resources will be converted into Reserves, then Inferred Resources are included in the LoM Plan economic assessment.
In the case of Tshepong North Operation, certain B-Reef Inferred Mineral Resources were included during the economic assessment of the June 2023 LoM Plan. For the past 15 years, the B-Reef has drawn attention for its economic viability with focus on improving confidence in the geological model, as well as adding and upgrading Mineral Resources to replace the mining depletion and is mined as a secondary reef. The Inferred Mineral Resources included in the LoM Plan are supported by limited drilling and underground sampling, however are within close proximity to the current Proved and Probable Reserves. The Company has identified that further geological confirmation drilling is required to improve and upgrade the Inferred Mineral Resources into Reserves. During the June 2023 Mineral Resource assessment, an exploration strategy was approved and comprised of an extensive drilling program to convert the Inferred Mineral Resources into Indicated Resources. Furthermore, as the current mining faces move towards the areas of Inferred Mineral Resources, additional stope sampling information becomes available, which pushes the estimation confidence halos into the Inferred Resource areas. The maps below (Map 1a, b and c) indicate the anticipated upgrade of the B-Reef Inferred Mineral Resource into Indicated Resources after the completion of the drilling program and the inclusion of additional underground sampling from the operation.
The Company has not performed any cash flow analysis of a preliminary feasibility study or feasibility study during the year ended June 30, 2023 for Tshepong North.

Map 1(a): Tshepong North B-Reef Resource and Reserve indicating Exploration Targets as at June 30, 2023

Jun 2023
Tshepong
Indicated
Inferred
W
S
N
E

Outlook: Jun 2024
Tshepong
Indicated
Inferred
W
S
N
E

Map 1(b): Tshepong North B-Reef Confidence Halos as at June 30, 2023
Map 1(c): Tshepong North B-Reef Confidence Halos Outlook as at 30 June 30, 2024

3.Please tell us if capital costs and the extent to which closing costs have been included in the Tshepong North cash flow analysis. Additionally, please reconcile the difference between the Total Operating Cost line item in Table 19-4, and the Summary of Operating Cost Estimate for Tshepong North in Table 18-2.
Response: The Company acknowledges the Staff’s comment on the inclusion of capital and closing costs in the Tshepong North cash flow analysis. The Capital (including OCD) line was erroneously disclosed as zeros in Table 19-4. The Company will ensure that the error does not reoccur in future filings.
The corrected Table 19-4 is presented below:

Item	Units	LOM Total	FY2024	FY2025	FY2026	FY2027	FY2028	FY2029	FY2030
Mining advance	m2	1,324,881	193,473	193,635	193,557	193,539	194,301	194,277	162,099
Total OCD	m	27,733	5,964	5,368	5,915	5,727	3,118	1,312	329
Milled tons	t '000	4,870	710	710	720	710	710	710	590
Yield	g/t	5.802	4.67	4.73	4.95	4.84	4.93	4.80	4.88
Gold recovered	kg	24,789	3,455	3,569	3,757	3,662	3,722	3,610	3,013
Revenue	ZAR'000	20,451,163	2,850,775	2,944,673	3,099,147	3,021,299	3,070,752	2,978,389	2,486,130
Total operating costs	ZAR'000	18,609,859	2,739,803	2,724,031	2,737,169	2,727,321	2,681,127	2,647,763	2,352,645
Capital (including OCD)	ZAR'000	1,646,983	421,553	326,232	332,231	303,825	173,654	78,428	11,060
Royalty	ZAR'000	185,886	14,254	14,723	15,496	15,106	41,173	48,522	36,612
Total costs (including capital and royalty)	ZAR'000	20,442,728	3,175,609	3,064,987	3,084,896	3,046,252	2,895,953	2,774,713	2,400,317
Profit (after OCD and capital)	ZAR'000	8,435	-324,834	-120,314	14,250	-24,954	174,799	203,676	85,813
NPV - (low discount rate - 9%)	@9%	-123,958
NPV - (medium discount rate - 12%)	@12%	-150,469
NPV - (high discount rate - 15%)	@15%	-171,116
The cash flow analysis does not include any closing costs. This is due to the fact that the South African mining regulations require funding to be set aside for future rehabilitation. Tshepong North’s rehabilitation liability is fully funded (i.e. there are sufficient investments and cash set aside to cover all estimated future costs) and therefore the closure costs have been excluded.
The information in Table 18-2 has not been correctly disclosed. For this reason, the total cost line per Table 18-2 and Table 19-4 will not reconcile.
The corrected Table 18-2 is presented below:

Operating Cost Element (ZAR'000)	Total LOM (FY24 - FY30)
Mining	9,204,513
Services	1,313,124
Medical Hub / Station	409,515
Engineering	5,962,265
Plant	887,713
Total Direct Costs	17,777,130
Mine Overheads	832,729
Royalties	185,886
Ongoing Capex	1,268,339
Total Cost	20,064,084
As the disclosure forms part of the exhibit and not the annual financial statements, management has assessed the impact to be quantitatively and qualitatively immaterial to an investor’s decision. The Company will ensure that the error does not reoccur in future filings.

Exhibit 99.1
Notes to the Group Financial Statements
15. Property, Plant and Equipment
Depreciation, page F-33
4.Your accounting policy appears to indicate you include inferred resources into the unit-of production calculation for determining the amount of depreciation of your mining assets, when you have confidence that such inferred resources will be converted into reserves. In order to enhance our understanding of your accounting policy, please address the following points:
•Tell us the percentage and amount of inferred resources that you include in the portion of mineralization expected to be classified as reserves;
•Provide us with your history of converting inferred resources into proven and probable reserves;
•Tell us the number of years of historical data that you have used to estimate your projected rates of converting inferred resources to proven and probable reserves;
•Explain to us whether or not and why historical trends are indicative of future conversion rates;
•If you have a consistent track record of converting inferred resources to proven and probable reserves, please explain the reasons for your success, given that the information you have about resources is significantly less than the information and supporting technical data that you have about proven and probable reserves; and
•Tell us to the extent which resources are currently accessible and the extent which additional capital improvements are required to convert and gain access to inferred resources.
Response: The Company acknowledges the Staff’s comment on the depreciation and amortization policy and our responses are set out below.
Harmony has an established history of converting Mineral Resources included in the LoM Plan into Mineral Reserves. During the Mineral Resource and Reserve assessment for the fiscal year ending June 2023 which was presented in the Company’s Form 20-F, the inclusion of Inferred Mineral Resources was undertaken at Tshepong North, Tshepong South, Target 1, Doornkop South Reef, Moab Khotsong and Mponeng in addition to Proven and Probable Reserves. This was for certain, but not all, Inferred Resources associated with these properties.
Tell us the percentage and amount of inferred resources that you include in the portion of mineralization expected to be classified as reserves
As at June 30, 2023, 22.569 million tonnes of Inferred Mineral Resources were included in the portion of mineralization expected to be converted into Mineral Reserves (see table below), this represents 1.81% of Harmony’s South Africa gold operations Mineral Reserves.

2023		
	Inferred in LOM	Total LOM	% Inferred in LOM
OPERATIONS	Tonnes	Tonnes	
Tshepong North	1 370 723	5 133 852	26,70%
Tshepong South	650 960	4 095 853	15,89%
Joel	-	3 477 502	0,00%
Masimong	-	991 548	0,00%
Target 1	279 912	4 089 551	6,84%
Doornkop SR	2 598 538	16 012 790	16,23%
Kusasalethu	-	1 740 754	0,00%
Moab Khotsong	3 906 093	17 250 632	22,64%
Mponeng	326 546	6 320 550	5,17%
TOTAL SA U/G OPS	**9 132 773**	**59 113 032**	**15,45%**
Kalgold	3 486	13 916 512	0,03%
Phoenix	-	30 371 180	0,00%
Central	-	45 087 359	0,00%
FS Tailings	-	672 044 100	0,00%
Mispah	3 850 279	70 170 369	5,49%
Vaal River Tailings	9 582 907	159 294 504	6,02%
Mine Waste Solutions	-	179 309 771	0,00%
West Wits Tailings	-	17 356 980	0,00%
TOTAL SA S/SOURCES	**13 436 673**	**1 187 550 774**	**1,13%**
TOTAL SA OPS(U/g & Surface)	**22 569 446**	**1 246 663 806**	1,81%

Tell us the number of years of historical data that you have used to estimate your projected rates of converting inferred resources to proven and probable reserves
Historical data has not been used in the estimate for projected rates of converting inferred resources to proven and probable reserves. This is due to historical trends not being representative of future conversions, therefore other methods of prediction are used in the modeling.
Explain to us whether or not and why historical trends are indicative of future conversion rates
Historical trends are not indicative of future conversion rates as the conversion is based on exploration strategies that comprised a combination of extensive drilling, raise development and current mining, in order to gather sufficient geological and sampling data to allow the conversion. For Inferred Mineral Resources to be included in the LoM Plan, management must demonstrate that the Mineral Resource can be economically mined and is therefore commercially viable.
This consistent systematic method for inclusion of Inferred Mineral Resources in the LoM Plan takes management’s view of the gold price, exchange rates as well as cost inflation into account. The Board of Directors and management approach economic decisions affecting these operations based on the LoM Plans that include such Mineral Resources. The LoM Plan and the supporting Mineral Resources and Reserves are revised annually. The amount of Mineral Resources included in the depreciation calculation also changes annually. The relevant statistics for shafts with inferred resources for the past four years are indicated in the Appendix 1, Table 1. As at June 2021 the Mponeng tonnes were included following the Mponeng acquisition from AngloGold Ashanti. After June 2021, the Tshepong Reserves were reduced after a strategic decision was made to place the below 75 Level project on hold. Please refer to Appendix 1, Table 1.
Provide us with your history of converting inferred resources into proven and probable reserves
The success of converting Mineral Resources to Reserves at the Company’s Tshepong North, Tshepong South, Target 1, Doornkop South Reef, Moab Khotsong and Mponeng operations can be seen when comparing the Mineral Resource and Reserve as at June 30, 2023 (Maps 2b, 3b, 4b, 5b, 6b) to that as at June 30, 2020 (Maps 2a, 3a, 4a, 4b, 5b, 6b) and indicated in Appendix 2. During the periods presented, there has been a steady conversion of the Inferred Resources into Reserves, in Appendix 1, Table 2. As such, management is confident that the inclusion of Inferred Mineral Resources in the LoM Plan when calculating the depreciation charge is a better reflection of the pattern of consumption of the future economic benefits of these assets than would be achieved by excluding them. The relevant statistics for these shafts for the past four years are indicated in Appendix 1, Table 2.
If you have a consistent track record of converting inferred resources to proven and probable reserves, please explain the reasons for your success, given that the information you have about resources is significantly less than the information and supporting technical data that you have about proven and probable reserves
As demonstrated, based on the conversion rates shown above for the past four years, we believe that the majority of Inferred Mineral Resources can be upgraded to Indicated Mineral Resources with continued exploration. In declaring the Mineral Resource, management would have had to obtain a specified level of confidence of the existence of the Mineral Resource through drilling and underground sampling. The surface drilling spread (surface boreholes), underground advance drilling and seismic surveys for Tshepong North, Tshepong South, Target 1, Doornkop South Reef, Moab Khotsong and Mponeng operations have indicated that the Inferred Resources included in the LoM Plan exist and can be economically mined. Exploration results have been used to determine the existence of the orebodies as well as the location of major geological structures and the mineralogy of the orebodies. However, since further drilling and underground development necessary to convert the Resources to Reserves has not been done yet, they remain in the Mineral Resource category. Geological drill spacing can only be increased as the underground infrastructure is advanced.
Tell us to the extent which resources are currently accessible and the extent which additional capital improvements are required to convert and gain access to inferred resources
Capital expenditure necessary to access these Mineral Resources has been included in the cash flow projections for the LoM Plan and have been taken into account when determining the pattern of depreciation charge for these operations. This includes, but is not limited to, extending declines from existing underground infrastructure and the advancement of underground on-level access development.

5.To better understand the effect of resources on your depletion expense, please provide us with the amount of depletion expense for each period presented if (i) only proven and probable reserves is included in the depreciable base (i.e., excluding all measured and indicated and all inferred mineral resources from the depreciable base) and only proven and probable reserves plus the portion of measured and indicated resources expected to be converted to mineral reserves (i.e., excluding all inferred mineral resources from the depreciable base).
Response: The Company acknowledges the Staff’s comment on the effect of Mineral Resources on its depletion expense. The depletion expense for each of the periods presented would have been the following had the Company included (i) only Proven and Probable Reserves included in the depreciable base (i.e., excluding all Measured and Indicated and all Inferred Mineral Resources from the depreciable base) and (ii) only Proven and Probable Reserves plus the portion of Measured and Indicated Resources expected to be converted to Mineral Reserves (i.e., excluding all Inferred Mineral Resources from the depreciable base):

Figures in R million
Year	Depreciation and amortization expense as reported in Annual Report on Form 20F	Depreciation and amortization expense based on Proven and Probable Reserves only (note 1)	Depreciation and amortization expense based on only Proven and Probable Reserves plus Measured and Indicated Resources expected to be converted to Reserves (note 1)	Variance	Variance (%)
2023	3,454	3,498	3,498	44	1.3%
2022	3,683	3,747	3,747	64	1.7%
2021	3,875	3,909	3,909	34	0.9%
Note 1: Proven and Probable Reserves are a subset of measured and Indicated Resources, that is, the Measured and Indicated Resources that can be economically extracted are classified as Proven and Probable Reserves. Inferred Resources are not classified as Reserves due to the level of geoscientific knowledge and confidence. Further conversion of Measured and Indicated Resources would require changes in assumptions, such as an increase in gold price and a lower cut-off grade in order to ensure they can be mined economically, before they can be included in the LoM Plan. Therefore, no Measured and Indicated Resources that have not yet been classified as Reserves are included in the LoM Plans. As such, there is no difference currently between the two calculations as requested by the Staff.
As can be seen from the table above, the difference is quantitatively and qualitatively immaterial to the depreciation and amortization expense and as such disclosure detailing the impact of the Inferred Resources has not been provided in the Company’s filing.

If you have any questions, need any additional information or would like any clarification, please contact the undersigned at +27 11 411 2011.
Yours faithfully

Boipelo Lekubo
Financial Director
Date: 19 February 2024

APPENDIX 1

Table 1

Table 2

APPENDIX 2:    Resource and Reserve comparison as at June 30, 2023 vs June 30, 2020

June 2020
Map 2(a): Tshepong North and South Basal and B-Reef Resource and Reserve as at June 30, 2020.

0
1 000
2 000
Metres
N
Y +14 000
Y +12 000
Y +10 000
Y +8 000
Y +6 000
Y +4 000
X -4 000
X -2 000
X +0
X +2 000
X +4 000
DAGBREEK FAULT
TSHEPONG NORTH
DE BRON FAULT
TSHEPONG SOUTH (Phakisa)
NYALA FAULT
RAIL VEYOR™ FAULT
ARARAT FAULT
LEGEND
Mining right
Shaft position
Fault zones
Dykes
Infrastructure
Mined out
Mineral Resources
Measured
Indicated
Inferred
Mineral Reserves
Proved and Probable

June 2023
Map 2 (b): Tshepong North and South Basal and B-Reef Resource and Reserve as at June 30, 2023

June 2020
Map 3(a): Doornkop South-Reef Resource and Reserve as at June 30, 2020

Legend
Mining Right
Shaft Position
Fault Zones
Dykes
Infrastructure
Mineral Resources
Measured
Indicated
Inferred
Inferred Resources in LOM
Mined Out
Mineral Reserves
Proved and Probable
Abandoned Pillars
HARMONY
Doornkop Mine
South Reef
CO-ORDINATE SYSTEM Lo 27
CONSTANTS: Y= 0,00 X= +2 000 000
0
1000
2000
Metres
N
RODEPOORT FAULT
WITPOORTJIE HORST
SAXON FAULT

June 2023
Map 3(b): Doornkop South-Reef Resource and Reserve as at June 30, 2023

N
Y + 800
Y - 1 600
Y - 4 000
Y - 6 400
Y - 8 800
X + 20 800
X + 23 200
X + 25 600
X + 28 000
X + 30 400
X + 32 800
AREA UNDER TRIBUTE TO SIMMER AND JACK GOLD MINE
(VILLAGE MAIN REEF)
VAAL RIVER
CHINA AFRICA PRECIOUS METALS
North West Province
Free State
VAAL RIVER
GREAT NOLIGWA
MOAB KHOTSONG MINE
DOORNBOOM 27
PRETORIUS KRAAL 53
MOAB KHOTSONG
BIESIEFONTEIN 173
Kopanang Mine
MISPAH 274
MOAB 279
KLEINFONTEIN
JERSEY FAULT
KLEINFONTEIN 369
GERAR 278
EDOM 277
ALTON 50
SIHOR 275
FRAAI UITZICHT 189
HORMAH 276
BARBERSPAN 452
Legend
Shaft
Off-reef development
Reef development and stoping
Fault zones
Dyke
Lease boundaries
Intermine boundaries
Provincial boundaries
PK 19 Boreholes
Mineral Resources
Measured
Indicated
Inferred
Inventory
Mineral Reserves
Proved and Probable in LOM
0
200
400
Metres

June 2020
Map 4(a): Moab Khotsong Vaal Reef Resource and Reserve as at June 30, 2020

AREA UNDER TRIBUTE TO SIMMER AND JACK GOLD MINE
(VILLAGE MAIN REEF)
VAAL RIVER
CHINA AFRICA PRECIOUS METALS
North West Province
Free State
DOORNBOOM 27
MOAB KHOTSONG MINE
ZUIPING "C" FAULT
DE HOEK FAULT
PRETORIUS KRAAL 55
BIESIEFONTEIN 172
BUFFELS EAST FAULT
Kopanang Mine
MISPAH 274
JERSEY FAULT
MOAB 279
KLEINFONTEIN
KLEINFONTEIN 369
EDOM 277
GERAK 278
ALTON 50
SIHOR 275
FRAAI UITZICHT 189
HORMAH 276 PTN1
BARBERSPAN 452
HORMAH 276
N
LEGEND
Off reef development
Reef Development and Stoping
Fault Zones
Dyke
PK 19 Boreholes
Vaal Reef Intersections
Lease Boundaries
Inter - Mine Boundaries
Provincial Boundaries
Planned development
Mineral Resources
Measured Resource
Indicated Resource
Inferred Resource
Inventory Resource
Inferred Resource LOM
Mineral Reserves
Proved and probable LOM June 2023 - 2024
Great Noligwa and Moab Khotsong Operations
Plan of underground workings as at June 2023
VAAL REEF
500 0 500 1000 1500 2000 2500
Metres
HARMONY

June 2023
Map 4(b): Moab Khotsong Vaal Reef Resource and Reserve as at June 30, 2023

Mponeng Mine
Ventersdorp Contact Reef Mineral Resources

0
1 000
2 000
3 000
Metres
N
-Y 40 000
-Y 44 000
-+X 25 600
-+X 28 800
-+X 32 000
-+X 35 200
Spotted Dick Dyke
TAU TONA MINE
SAVUKA MINE
Peggy Dyke
Pretorius Fault Zone
Peggy Dyke
Makulu Dyke
BV78 Dyke
Georgette Dyke
DD Dyke
MPONENG MINE
Pretorius Fault Zone
PE Dyke
Greater Green Dyke
Pink and Green Dyke
LEGEND
Shaft position
Mine boundary
Fault zones and dykes
Abandoned areas
Mined out
Mineral Resources
Measured
Indicated
Inferred
Mineral Reserves
Proven or Probable

June 2021
Map 5(a): Mponeng Ventersdorp Contact Reef Resource and Reserve as at June 30, 2021
June 2023
Map 5(b): Mponeng Ventersdorp Contact Reef Resource and Reserve as at June 30, 2023

June 2021
Map 6(a): Mponeng Carbon Leader Reef Resource and Reserve as at June 30, 2021
June 2023
Map 6(b): Mponeng Carbon Leader Reef Resource and Reserve as at June 30, 2023